Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

The reported securities are beneficially owned by Takeda Ventures, Inc., a direct wholly-owned subsidiary of Takeda Pharmaceuticals U.S.A., Inc., which, in turn, is a direct subsidiary of Takeda Pharmaceuticals International AG (41.91%) and Takeda Pharmaceutical Company Limited (58.09%). Takeda Pharmaceuticals International AG is a direct wholly-owned subsidiary of Takeda Pharmaceutical Company Limited.